Exhibit 99.1

No. 08/08

IAMGOLD INCREASES RESOURCES BY 5%

Toronto, Ontario, March 28, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announces the Company’s 2007 year end mineral reserves and resources.  Results are summarized in Table 1.  Complete details are provided in Figures 1, 2, and 3.

TABLE 1: Consolidated Mineral Reserves and Resources
As at December 31, 2007

Ounces Contained (000)
Total Proven Reserves	3,226
Total Probable Reserves	4,748
Total Reserves	7,975

Total Measured Resources	7,624
Total Indicated Resources	15,045
Total Measured & Indicated Resources	22,669
Total Inferred Resources	7,087

At the end of 2007, total proven and probable reserves total 8.0 million ounces, relative to the 9.7 million ounces stated at the end of 2006. The slight decline, when considered net of production, is primarily a result of a combined net decrease in attributable reserves of 0.5 million ounces at Sadiola and Tarkwa.  Rosebel reserves decreased, net of production depletion, by 109,900 ounces which was mostly offset by gains from the Company’s remaining mines.  However, this decline can largely be attributed to the inclusion of a royalty which was previously treated as a corporate charge and not included in the calculation of reserves.

Measured and Indicated Resources increased by 5% over 2006 to 22.7 million ounces, at the end of 2007.  The increase is a result of the conversion of inferred resources to measured and indicated resources and an increase in the gold price assumption.  The effect of the gold price increase was partially offset by general increases in cost assumptions at all mines, as well as pit design changes at Sadiola and Mupane. The measured and indicated resources were also impacted by production depletion and the lack of resource replacement at a number of the mature or short life mines such as Doyon, Mouska  and Sleeping Giant.

 At Rosebel, the measured and indicated resource base increased by 38% despite the loss of reserves.  A further contribution to the change in the total resource base at Rosebel is the adoption of a more conservative evaluation approach relating to inferred resources. The Company has elected to apply more stringent economic constraints when calculating all resource determinations.

Proven and probable reserves of niobium were 101,600 tonnes of niobium oxide, a decrease compared to the end of 2006, mainly due to the 10,500 tonnes of production during the year. The 2007 measured and indicated resource base at Niobec is 117,000 tonnes of niobium oxide compared to 131,000 tonnes at year end 2006. The measured and indicated resource decrease is related to production depletion and a change in the understanding of pillar recovery. A technical study on the possible use of paste backfill at Niobec, to be completed during 2008, is expected to have a positive impact on the mining recovery of all resources (measured, indicated and inferred) and therefore on future reserves.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), JORC and/or SAMREC.

The “Qualified Persons” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Elzear Belzile, Manager, Mining Geology, a geologist, and Francis Clouston, Director, Project Evaluation.  Both are considered “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons.  The Qualified Persons have verified the data disclosed, and data underlying the information or opinions contained herein.

For more information, please refer to http://www.iamgold.com.

Cautionary Note

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Figure 1: Mineral Reserves and Resources for Tarkwa and Damang

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Tarkwa Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	147,400 152,200 299,600 138,500 191,000 51,100	1.3 1.2 1.3 1.5 1.3 2.4	6,154,000 6,054,000 12,208,000 6,440,000 8,122,000 3,879,000	(18.9%) 1,163,000 1,144,200 2,307,300 1,217,200 1,535,100 733,100
Damang Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	6,488 23,249 29,737 11,029 41,452 14,328	2.0 1.4 1.5 1.9 1.4 3.1	414,000 1,038,000 1,452,000 668,000 1, 806,000 1,408,000	(18.9%) 78,200 196,200 274,400 126,300 341,300 266,100
TOTAL (Tarkwa & Damang) Proven & Probable Reserves Measured & Indicated Resources Inferred Resources				2,581,700 3,219,900 999,200

(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.
(2)	In mining operations, Measured and Indicated Resources that are not Mineral Reserves and are considered uneconomic at the price used for reserves calculations.
(3)	Mineral Reserves have been estimated as at Dec. 31, 2007 using a US $550/oz Au and Mineral Resources have been estimated as at Dec. 31, 2007 using a US $715/oz Au.
(4)	Mineral Resources have been estimated in accordance with SAMREC.

Figure 2: Mineral Reserves and Resources of Gold Operations

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Rosebel (4) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	34,878 49,683 84,562 113,465 144,005 1,789	1.2 1.3 1.3 1.1 1.0 1.5	1,384,000 2,019,000 3,403,000 4,166,000 4,553,000 83,000	(95%) 1,314,800 1,918,000 3,232,800 3,958,000 4,325,000 79,000
Mupane (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	2,982 200 3,182 7,037 3,424 104	2.4 3.2 2.4 2.2 2.2 2.3	226,000 21,000 324,100 493,000 246,000 8,000	(85-100%) 226,000 21,000 247,000 489,000 239,000 7,000
Sadiola (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,715 6,159 10,874 17,950 35,706 12,306	2.8 3.1 3.0 1.4 3.0 2.2	417,600 618,800 1,036,400 786,000 3,448,000 855,000	(38%) 158,700 235,100 393,800 298,700 1,310,200 324,900
Doyon Division (5) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	426 78 504 1,164 2,451 3,515	9.6 8.0 9.3 6.4 4.7 5.1	131,000 20,000 151,000 239,000 368,000 576,000	(100%) 131,000 20,000 151,000 239,000 368,000 576,000
Sleeping Giant (6) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	116 7 123 116 7 0	14.0 11.9 13.9 14.0 11.9 0.0	52,100 2,700 54,800 52,100 2,700 0	(100%) 52,100 2,700 54,800 52,100 2,700 0

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Yatela (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,984 2,060 7,044 5,359 2,509 2,635	1.6 3.7 2.2 1.8 3.5 3.0	256,000 243,000 499,000 302,000 283,000 258,000	(40%) 102,400 97,200 199,600 120,800 113,200 103,200
Tanzania (17) Measured Resources Indicated Resources Inferred Resources	--- 7,657 16,135	--- 2.2 1.6	--- 534,200 827,000	(30-100%) --- 181,600 427,100
Camp Caiman (7) (10) Probable Reserves Measured Resources Indicated Resources Inferred Resources	12,285 5,371 15,071 3,767	2.8 2.7 2.4 2.1	1,114,000 467,000 1,148,000 249,000	(100%) 1,114,000 467,000 1,148,000 249,000
La Arena (8) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.5 0.4 0.3	443,400 1,554,000 89,900	(100%) 443,400 1,554,000 89,900
Buckreef (13) Measured Resources Indicated Resources Inferred Resources	3,066 12,887 10,872	2.7 1.8 2.4	265,000 734,000 833,000	(75-80%) 212,000 573,000 662,000
Westwood (12) (14) Inferred Resources	14,097	7.3	3,313,000	(100%) 3,313,000
Quimsacocha (16) Indicated Resources Inferred Resources	32,977 4,033	3.2 1.9	3,346,900 245,000	(100%) 3,346,900 245,000
Grand Duc (15) Indicated Resources Inferred Resources	150 249	1.3 1.4	6,300 11,500	(100%) 6,300 11,500
TOTAL (excl. Tarkwa & Damang) Proven & Probable Reserves Meas. & Indicated Resources Inferred Resources				5,393,000 19,447,900 6,087,600

(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.
(2)	In underground operations, Mineral Resources contain similar dilution and mining recovery as Mineral Reserves.
(3)
In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserves calculations but are deemed to have a reasonable prospect of economic extraction.

(4)	Effective November 8, 2006, the Company indirectly owned a 95% interest in the Rosebel Gold Mine.

(5)	Effective November 8, 2006, the Company indirectly owned 100% of the Doyon Division. Includes Mineral Reserves and Resources from the Doyon and Mouska Gold Mines.
(6)	Effective November 8, 2006, the Company indirectly owned 100% of the Sleeping Giant Gold Mine.
(7)	Effective November 8, 2006, the Company indirectly owned a 100% interest in the Camp Caiman Project.
(8)
Effective November 8, 2006, the Company indirectly owned 100% of La Arena Peru S.A. (formerly known as IAMGOLD Peru S.A.) which holds the La Arena Project. La Arena resources are confined within a pit shell based on US $550/oz Au and $1.50/lb Cu and have been estimated in accordance with NI 43-101.

(9)
Mineral Reserves have been estimated as at Dec. 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at Dec. 31, 2007 using a US $700/oz Au and have been estimated in accordance with NI 43-101.

(10)	Mineral Reserves and Mineral Resources have been estimated as at Aug. 2005 using a US $425/oz Au and have been estimated in accordance with NI 43-101.
(11)
Mineral Reserves have been estimated as at Dec. 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at Dec. 31, 2007 using a US $700/oz Au and have been estimated in accordance with JORC code.

(12)	Based on a 3 g/t cutoff.
(13)	Mineral Resources have been estimated as at July 2007 at a 1.0 g/t cutoff and have been estimated in accordance with JORC code.
(14)	Mineral Resources have been estimated as at Dec. 31, 2007 using a US $600/oz Au and have been estimated in accordance with NI 43-101.
(15)	Mineral Resources have been estimated at US $500/oz Au and have been estimated in accordance with NI 43-101.
(16)	Mineral Resources have been estimated as at Sept. 2006 using a US$500/oz Au and have been estimated in accordance with NI 43-101.
(17)	Mineral Resources have been estimated in accordance with JORC code.

Figure 3: Mineral Reserves and Resources of Non-Gold Operations

MINERAL RESERVES AND RESOURCES Non-Gold Operations
December 31, 2007
NIOBIUM OPERATION	Tonnes	Grade Nb2O5	Contained tonnes (000)
	(000)	(%)	Nb2O5
Niobec (100%) Proven Reserves	10,176	0.62	63.1
Probable Reserves	6,213	0.62	38.5
Measured Resources Indicated Resources Inferred resources	10,176 8,573 15,310	0.62 0.63 0.63	63.1 54.0 96.5
COPPER PROJECT	Tonnes	Grade Cu	Contained tons (short) (000)
	(000)	(%)	(Cu)
La Arena (100%) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.16 0.39 0.33	45,849 493,413 35,534